Filed Pursuant to Rule 424(b)(3)

Registration No. 333-112169

SUPPLEMENT NO. 2 DATED JUNE 15, 2004

TO PROSPECTUS DATED APRIL 23, 2004

APPLE REIT SIX, INC.

The following information supplements the prospectus of Apple REIT Six, Inc. dated April 23, 2004 and is part of the prospectus. This Supplement No. 2 updates and replaces the prior Sticker Supplement. Prospective investors should carefully review the prospectus and this Supplement No. 2.

Status of the Offering	S – 2
Recent Developments	S – 2
Acquisitions and Related Matters	S – 3
Summary of Contracts	S – 4
Our Properties	S – 5
Selected Financial Data	S – 6
Management’s Discussion and Analysis of Financial Condition and Results of Operations	S – 7
Index to Financial Statements	F – 1

The prospectus, and each supplement, contains forward-looking statements within the meaning of the federal securities laws, and such statements are intended to be covered by the safe harbors created by those laws. These forward-looking statements may involve our plans and objectives for future operations, including future growth and availability of funds. These forward-looking statements are based on current expectations, which are subject to numerous risks and uncertainties. Assumptions relating to these statements involve judgments with respect to, among other things, the continuation of our offering of units, future economic, competitive and market conditions and future business decisions, together with local, national and international events (including, without limitation, acts of terrorism or war, and their direct and indirect effects on travel and the economy). All of these matters are difficult or impossible to predict accurately and many of them are beyond our control. Although we believe the assumptions relating to the forward-looking statements, and the statements themselves, are reasonable, any of the assumptions could be inaccurate and, therefore, there can be no assurance that these forward-looking statements will prove to be accurate. In light of the significant uncertainties inherent in these forward-looking statements, the inclusion of this information should not be regarded as a representation by us or any other person that our objectives and plans, which we consider to be reasonable, will be achieved.

STATUS OF THE OFFERING

We completed the minimum offering of units (with each unit consisting of one Common Share and one Series A Preferred Share) at $10.50 per unit on April 29, 2004. We are continuing the offering at $11 per unit in accordance with the prospectus.

As of May 25, 2004, we had closed on the following sales of units in the offering:

Price Per Unit	Number of Units Sold	Gross Proceeds	Proceeds Net of Selling Commissions and Marketing Expense Allowance
$10.50	4,761,905	$50,000,000	$45,000,000
$11.00	4,684,150	51,525,647	46,373,082

Total	9,446,055	$101,525,647	$91,373,082

RECENT DEVELOPMENTS

On May 28, 2004, we closed on the purchase of a hotel in Ft. Worth, Texas for a gross purchase price of $13,340,000. The seller was SSFW Property, L.P., an affiliate of W.I. Realty I, L.P., d/b/a “Western International.”

On June 8, 2004, we closed on the purchase of a hotel in Myrtle Beach, South Carolina for a gross purchase price of $9,200,000. The seller was GBI of South Carolina, LLC.

The aggregate gross purchase price of $22,540,000 for these hotels was funded by our ongoing offering of units. We also used the proceeds of our ongoing offering to pay 2% of the aggregate gross purchase price for these hotels, which equals $450,800, as a commission to Apple Six Realty Group, Inc. This entity is owned by Glade M. Knight, who is one of our directors and our Chief Executive Officer.

As a result of our recent purchases, we currently own two hotels, which are located in the states indicated in the map below:

ACQUISITIONS AND RELATED MATTERS

Overview

We purchased the hotels through our wholly-owned subsidiaries. The hotels have been leased by their respective owners to separate wholly-owned subsidiaries, as lessees, under separate hotel lease agreements, which are among the contracts described in the next section.

These lessees have entered into separate agreements for the management of the hotels. Each of the hotels is managed by Marriott International, Inc. or an affiliate. For simplicity, each applicable manager will be referred to below as a “manager.” The following table summarizes the franchises, owners, lessees and managers for the hotels (with additional hotel information provided in a following section):

Hotel	Franchise (a)	Owner/Lessor	Lessee	Manager
Fort Worth, Texas	Springhill Suites	Apple Six Hospitality Texas, L.P.	Apple Six Services, L.P.	Springhill SMC Corporation

Myrtle Beach, South Carolina	Courtyard by Marriott	Apple Six Hospitality, Inc.	Apple Six Hospitality Management, Inc.	Courtyard Management Corporation

Note for Table:

(a)	Trademarked (symbol omitted). The Springhill Suites and Courtyard trademarks are the property of Marriott International, Inc. or one of its affiliates.

Neither the sellers nor the managers are related to or affiliated with us, except through their respective management and related agreements. No manager or any hotel management or licensing corporation (including Marriott International, Inc.) or any of their affiliates will be deemed an issuer, obligor, sponsor or guarantor in respect of any securities described in our prospectus, nor will they have any responsibility or liability for any statement or omission in our prospectus or for such securities.

SUMMARY OF CONTRACTS

Hotel Lease Agreements

Our wholly-owned subsidiaries are serving as the lessees of the hotels under separate and substantially identical hotel lease agreements, as specified in the preceding section. For simplicity, each lease agreement will be referred to below as a “lease.” Each lease provides for an initial term of 10 years. Each lessee has the option to extend the lease term for two additional five-year periods, provided it is not in default at the end of the prior term or at the time the option is exercised. Each lease provides for the payment of an annual base rent, a quarterly percentage rent and a quarterly sundry rent. These types of rent are described in the following paragraphs.

The annual base rents and lease commencement dates for the hotels are shown below:

Hotel	Annual Base Rent	Date of Lease Commencement
Fort Worth, Texas	$1,279,389	May 28, 2004
Myrtle Beach, South Carolina	842,634	June 8, 2004

The annual base rent is payable in advance in equal monthly installments and will be adjusted each year in proportion to the Consumer Price Index (based on the U.S. City Average). The quarterly percentage rent depends on a formula that compares fixed “suite revenue breakpoints” with a portion of “suite revenue,” which is equal to gross revenue from guest rentals less sales and room taxes, credit card fees and sundry rent (as described below). The suite revenue breakpoints will be adjusted each year in proportion to the Consumer Price Index (based on the U.S. City Average). Specifically, the percentage rent is equal to the sum of (a) 17% of all year-to-date suite revenue, up to the applicable suite revenue breakpoint; plus (b) 55% of the year-to-date suite revenue in excess of the applicable suite revenue breakpoint, as reduced by base rent and the percentage rent paid year to date. The quarterly sundry rent equals 55% of all sundry revenue, which consists of revenue other than suite revenue, less the amount of sundry rent paid year-to-date.

Management Agreements

The hotels are being managed by the applicable manager under separate management agreements. The managers are responsible for managing and supervising the daily operations of the hotels and for collecting guest rents for the benefit of the applicable lessee. The fees and other terms of these agreements are the result of commercial negotiations between otherwise unrelated parties, and we believe that such fees and terms are appropriate for the hotels and the markets in which they operate.

Other Agreements

In separate owner agreements regarding each hotel, the applicable manager granted its consent to the lease for the hotel. In return, the applicable owner/lessor agreed to guarantee the performance of the obligations, including monetary obligations, of the lessee under the applicable management agreement.

OUR PROPERTIES

Our hotels typically offer guest rooms and suites, together with related amenities, that are consistent with their operation as select service or full service hotels. The hotels are located in developed or developing areas and in competitive markets. We believe the hotels are well-positioned to compete in their respective markets based on location, amenities, rate structure and franchise affiliation. In the opinion of management, our hotels are adequately covered by insurance. Further information about our hotels is presented in the tables below:

Table 1. General Information

Location of Hotel	Franchise (a)	Gross Purchase Price	Number of Rooms/ Suites	Average Daily Rate (Price) per Room/ Suite (b)
Fort Worth, Texas	Springhill Suites	$13,340,000	145	$100 — 110
Myrtle Beach, South Carolina	Courtyard by Marriott	9,200,000	135	89 — 129

	TOTAL	$22,540,000	280

Notes for Table 1:

(a)	Trademarked (symbol omitted). The Springhill Suites and Courtyard trademarks are the property of Marriott International, Inc. or one of its affiliates.
(b)	Amounts shown exclude discounts that may be offered to corporate and frequent customers.

Table 2. Operating Information (a)

	Avg. Daily Occupancy Rates (%)					Revenue per Available Room/Suite ($)
Location of Hotel	2000	2001	2002	2003	2004	2000	2001	2002	2003	2004
Fort Worth, Texas	—	—	—	—	—	—	—	—	—	—
Myrtle Beach, South Carolina	58.4%	57.5%	59.5%	62.6%	54.7%	$47	$45	$48	$46	$36

Note for Table 2:

(a)	The periods presented begin with the opening year of each hotel. Results of operations for periods before the effective date of our ownership were provided by the applicable seller or manager.

Table 3. Tax and Related Information

Location of Hotel	2003 Real Property Tax Rate (a)	2003 Real Property Tax
Fort Worth, Texas	3.190277%	$44,672
Myrtle Beach, South Carolina	24.450000%	$66,068

Notes for Table 3:

(a)	Property tax rate is an aggregate figure for county, city and other local taxing authorities (to the extent applicable).

The federal tax basis for depreciation purposes for the depreciable real property component of each hotel is as follows: (a) for the hotel in Fort Worth, $11,138,840, and (b) for the hotel in Myrtle Beach, $7,193,760. The depreciable life is 39 years (or less, as may be permitted by federal tax laws) using the straight-line method. The modified accelerated cost recovery system will be used for the personal property component of each hotel.

SELECTED FINANCIAL DATA

For the three months Ended March 31, 2004
Expenses
General and administrative	3,220
Interest and other expenses	3,067

Total Expenses	6,287

Net Loss	$(6,287)
Per Share
Loss per common share	$(629)
Distributions paid to common shareholders	$—
Weighted-average common shares outstanding—basic	10
Balance Sheet Data
Total assets	$518,123
Shareholders’ equity	$17,823
Other Data
Cash flow from:
Operating activities	$(6,287)
Investing activities	$—
Financing activities	$244,573
Number of hotels owned at end of period	—

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(for the quarter ended March 31, 2004)

Overview

Apple REIT Six, Inc. together with its wholly owned subsidiaries (the “Company”) is a Virginia corporation that intends to qualify as a real estate investment trust (“REIT”) for federal income tax purposes. The Company, which owns no properties and has no operating history, was formed to invest in hotels, residential apartment communities and other selected real estate in selected metropolitan areas in the United States. Initial capitalization occurred on January 20, 2004, when 10 shares of common stock and Series A preferred stock were purchased by Apple Six Advisors, Inc. and 240,000 shares of Series B Preferred shares were purchased by Mr. Glade M. Knight, the Company’s Chairman, Chief Executive Officer and President. The Company’s fiscal year end is December 31. The consolidated financial statements include the accounts of the Company and its subsidiaries Apple Six Hospitality, Apple Six Residential, Apple Six Ventures and Apple Six Hospitality Management. All intercompany accounts and transactions have been eliminated.

Results of Operations (January 20, 2004 through March 31, 2004)

Liquidity and Capital Resources

The Company intends to raise capital through a “best-efforts” offering of shares by David Lerner Associates, Inc. (the “Managing Dealer”), which will receive selling commissions and a marketing expense allowance based on proceeds of the shares sold.

The minimum offering of 4,761,905 Units at $10.50 per Unit was sold as of April 29, 2004, with proceeds net of commissions and marketing expenses totaling $45 million. The Company is continuing its offering at $11.00 per Unit.

Each Unit consists of one common share and one Series A preferred share. The Series A preferred shares will have no voting rights, no conversion rights and no distribution rights. The only right associated with the Series A preferred shares will be a priority distribution upon the sale of the Company’s assets. The priority would be equal to $11.00 per Series A preferred share, and no more, before any distributions are made to the holders of any other shares. The Series A preferred shares will not be separately tradable from the common shares to which they relate.

During the period ending March 31, 2004, the Company incurred $255,727 of offering costs which are reflected in prepaid expense on the Company’s balance sheet. Upon closing the minimum offering, the offering costs will reduce the proceeds recorded in shareholders’ equity.

Line of Credit

The Company has obtained an unsecured line of credit in a principal amount of $400,000 to fund some of its offering expenses. The lender is Wachovia Bank, N.A. The line of credit bears interest at the bank’s prime rate. Interest is payable monthly. Glade M. Knight, the Company’s chairman, chief executive officer and president, has guaranteed repayment of the line of credit. Mr. Knight will not receive any consideration in exchange for providing this guarantee. The maturity date of the line of credit is July 25, 2004. The Company may prepay the line of credit without premium or penalty. As of March 31, 2004, the outstanding balance was $400,000.

Related Party Transactions

Subsequent to March 31, 2004, the Company entered into a Property Acquisition and Disposition Agreement with Apple Six Realty Group, Inc. (“ASRG”), to acquire and dispose of real estate assets for the

Company. A fee of 2% of the gross purchase price or gross sale price in addition to certain reimbursable expenses will be payable for these services.

Subsequent to March 31, 2004, the Company entered into an advisory agreement with Apple Six Advisors, Inc. (“ASA”) to provide management of the Company and its assets. An annual fee ranging from .1% to .25% of total equity proceeds received by the Company in addition to certain reimbursable expenses will be payable for these services.

ASRG and ASA are 100% owned by Glade M. Knight, Chairman and President of the Company.

Mr. Knight is also Chairman and Chief Executive Officer of Apple Hospitality Two, Inc. and Apple Hospitality Five, Inc.

Series B Convertible Preferred Stock

The Company has authorized 240,000 shares of Series B convertible preferred stock. The Company has issued 240,000 Series B convertible preferred shares to Glade M. Knight, chairman, chief executive officer and president of the Company, in exchange for the payment by him of $0.10 per Series B convertible preferred share, or an aggregate of $24,000. The Series B convertible preferred shares are convertible into common shares pursuant to the formula and on the terms and conditions set forth below.

There are no dividends payable on the Series B convertible preferred shares. Holders of more than two-thirds of the Series B convertible preferred shares must approve any proposed amendment to the articles of incorporation that would adversely affect the Series B convertible preferred shares.

Upon the Company’s liquidation, the holder of the Series B convertible preferred shares is entitled to a priority liquidation payment before any distribution of liquidation proceeds to the holders of the common shares. However, the priority liquidation payment of the holder of the Series B convertible preferred shares is junior to the holders of the Series A preferred shares distribution rights. The holder of a Series B convertible preferred share is entitled to a liquidation payment of $11 per number of common shares each Series B convertible preferred share would be convertible into according to the formula described below. In the event that the liquidation of the Company’s assets results in proceeds that exceed the distribution rights of the Series A preferred shares and the Series B convertible preferred shares, the remaining proceeds will be distributed between the common shares and the Series B convertible preferred shares, on an as converted basis.

Each holder of outstanding Series B convertible preferred shares shall have the right to convert any of such shares into Common Shares of the Company upon and for 180 days following the occurrence of any of the following events:

(1) substantially all of the Company’s assets, stock or business is sold or transferred through exchange, merger, consolidation, lease, share exchange, sale or otherwise, other than a sale of assets in liquidation, dissolution or winding up of the Company;

(2) the termination or expiration without renewal of the advisory agreement, or if the Company ceases to use Apple Six Realty to provide property acquisition and disposition services; or

(3) the Company’s common shares are listed on any securities exchange or quotation system or in any established market.

Upon the occurrence of any conversion event, each Series B convertible preferred share may be converted into a number of common shares based upon the gross proceeds raised through the date of conversion in the $1 billion offering made by this prospectus according to the following table:

Gross Proceeds Raised from Sales of Units through Date of Conversion	Number of Common Shares through Conversion of One Series B Convertible Preferred Share
$ 50 million	0.92321
$100 million	1.83239
$150 million	3.19885
$200 million	4.83721
$250 million	6.11068
$300 million	7.29150
$350 million	8.49719
$400 million	9.70287
$450 million	10.90855
$500 million	12.11423
$550 million	13.31991
$600 million	14.52559
$650 million	15.73128
$700 million	16.93696
$750 million	18.14264
$800 million	19.34832
$850 million	20.55400
$900 million	21.75968
$950 million	22.96537
$ 1 billion	24.17104

In the event that after raising gross proceeds of $1 billion, the Company raises additional gross proceeds in a subsequent public offering, each Series B convertible preferred share may be converted into an additional number of common shares based on the additional gross proceeds raised through the date of conversion in a subsequent public offering according to the following formula: (X/50 million) x 1.20568, where X is the additional gross proceeds rounded down to the nearest 50 million.

No additional consideration is due upon the conversion of the Series B convertible preferred shares. The conversion into common shares of the Series B convertible preferred shares will result in dilution of the shareholders’ interests.

Compensation expense related to issuance of 240,000 Series B convertible preferred shares to Mr. Knight will be recognized at such time when the number of common shares to be issued for conversion of the Series B shares can be reasonably estimated and the event triggering the conversion of the Series B shares to common shares is probable. The expense will be measured as the difference between the fair value of the common stock for which the Series B shares can be converted and the amounts paid for the Series B shares. Although the fair market value cannot be determined at this time, compensation expense if the maximum offering is achieved could range from $0 to in excess of $63 million (assumes $11 per unit fair market value).

APPLE REIT SIX, INC.

CONSOLIDATED BALANCE SHEETS

(unaudited)

	March 31, 2004	January 20, 2004 (initial capitalization)
Assets
Cash and cash equivalents	$262,396	$24,110
Prepaid offering costs	255,727	—

Total Assets	$518,123	$24,110

Liabilities
Notes payable-unsecured	$400,000	$—
Accounts payable and accrued expenses	100,300	—

Total Liabilities	500,300	—
Shareholders’ Equity
Preferred stock, authorized 15,000,000 shares; none issued and outstanding	—	—
Series A preferred stock, no par value, authorized 200,000,000 shares; issued and outstanding 10 shares	—	—
Series B preferred convertible stock, no par value, authorized 240,000 shares; issued and outstanding 240,000 shares	24,000	24,000
Common stock, no par value, authorized 200,000,000 shares; issued and outstanding 10 shares	110	110
Retained deficit	(6,287)	—

Total Shareholders’ Equity	17,823	24,110

Total Liabilities and Shareholders’ Equity	$518,123	$24,110

See notes to consolidated financial statements.

APPLE REIT SIX, INC.

CONSOLIDATED STATEMENT OF OPERATIONS

(unaudited)

For the period January 20, 2004 (initial capitalization) through March 31, 2004
Expenses
General and administrative	$3,220

Total expenses	3,220

Operating loss	(3,220)
Interest expense	(3,067)

Net loss	$(6,287)

Loss per common share	$(629)

See notes to consolidated financial statements.

APPLE REIT SIX, INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

(unaudited)

For the period January 20, 2004 (initial capitalization) through March 31, 2004
Cash flow from operating activities:
Net loss	$(6,287)
Adjustments to reconcile net loss to cash provided by operating activities:
Changes in operating assets and liabilities	—

Net cash used in operating activities	(6,287)
Cash flow from investing activities:
Net cash used in investing activities	—
Cash flow from financing activities
Cash paid for offering costs	(155,427)
Borrowings under a line of credit	400,000

Net cash provided by financing activities	244,573
Increase in cash and cash equivalents	238,286
Cash and cash equivalents, beginning of period	24,110

Cash and cash equivalents, end of period	$262,396

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Note 1

Basis of Presentation

The accompanying unaudited consolidated financial statements have been prepared in accordance with the instructions for Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information required by accounting principles generally accepted in the United States. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. These unaudited financials should be read in conjunction with the Company’s audited financial statements included in its registration statement filed with the Securities and Exchange Commission. Operating results for the period ended March 31, 2004 are not necessarily indicative of the results that may be expected for the period ending December 31, 2004.

General Information and Summary of Significant Accounting Policies

Organization

Apple REIT Six, Inc. together with its wholly owned subsidiaries (the “Company”) is a Virginia corporation that intends to qualify as a real estate investment trust (“REIT”) for federal income tax purposes. The Company, which has no operating history, was formed to invest in hotels, residential apartment communities and other selected real estate in selected metropolitan areas in the United States. Initial capitalization occurred on January 20, 2004, when 10 shares of common stock and Series A preferred stock were purchased by Apple Six Advisors, Inc. and 240,000 shares of Series B Preferred shares were purchased by Mr. Glade M. Knight. The Company’s fiscal year end is December 31. The consolidated financial statements include the accounts of the Company and its subsidiaries Apple Six Hospitality, Apple Six Residential, Apple Six Ventures and Apple Six Hospitality Management. All intercompany accounts and transactions have been eliminated.

Earnings per Common Share

Basic earnings per common share is computed based upon the weighted average number of shares outstanding during the year. Diluted earnings per share is calculated after giving effect to all potential common shares that were dilutive and outstanding for the year. Series B convertible shares are not included in earnings per common share until such time it becomes probable that such shares can be converted to common shares.

Cash and cash equivalents

Cash and cash equivalents include highly liquid investments with original maturities of three months or less. The fair market value of cash and cash equivalents approximate their carrying value. Cash equivalents are placed with high credit quality institutions and the balances may, at times, exceed federal depository insurance limits.

Comprehensive Income

The Company recorded no comprehensive income during the period reported.

Income Taxes

The Company intends to make an election to be treated, and expects to qualify, as a REIT under the Internal Revenue Code of 1986, as amended. As a REIT, the Company will be allowed a deduction for the amount of dividends paid to its shareholders, thereby subjecting the distributed net income of the Company to taxation only at the shareholder level. The Company’s continued qualification as a REIT will depend on its compliance with numerous requirements, including requirements as to the nature of its income and distribution of dividends.

The Company has established Apple Six Hospitality Management, Inc. as a 100% owned taxable REIT subsidiary (“TRS”). The TRS will lease all hotels from the Company and be subject to income tax at regular corporate rates on any income that it would earn.

Start Up Costs

Start up costs incurred other than offering costs are expensed as incurred.

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Note 2

Offering Costs

The Company intends to raise capital through a “best-efforts” offering of Units by David Lerner Associates, Inc. (the “Managing Dealer”), which will receive selling commissions and a marketing expense allowance based on proceeds of the shares sold.

The minimum offering must be sold within one year from the beginning of this offering or the offering will terminate and investors’ subscription payments, with interest, will be refunded to investors. Pending sale of such minimum offering amount, investors’ subscription payments will be placed in an escrow account with Wachovia Bank.

Each Unit consists of one common share and one Series A preferred share. The Series A preferred shares will have no voting rights, no conversion rights and no distribution rights. The only right associated with the Series A preferred shares will be a priority distribution upon the sale of the Company’s assets. The priority would be equal to $11.00 per Series A preferred share, and no more, before any distributions are made to the holders of any other shares. The Series A preferred shares will not be separately tradable from the common shares to which they relate.

From the Company’s initial capitalization on January 20, 2004 through March 31, 2004, the Company incurred costs of approximately $255,727 related to its offering. These costs have been reflected as a prepaid asset on the Company’s March 31, 2004 balance sheet and will reduce shareholders’ equity upon the first closing under the offering.

Note 3

Line of Credit

The Company has obtained an unsecured line of credit in a principal amount of $400,000 to fund some of its offering expenses. The lender is Wachovia Bank, N.A. The line of credit bears interest at the bank’s prime rate, or 4% as of March 31, 2004. Interest is payable monthly. Glade M. Knight, the Company’s chairman, chief executive officer and president, guarantees repayment of the line of credit. Mr. Knight will not receive any consideration in exchange for providing this guarantee. The maturity date of the line of credit is July 25, 2004. The Company may prepay the line of credit without premium or penalty. As of March 31, 2004, the outstanding balance was $400,000.

Note 4

Related Parties

Subsequent to March 31, 2004, the Company entered into a Property Acquisition and Disposition Agreement with Apple Six Realty Group, Inc. (“ASRG”), to acquire and dispose of real estate assets for the Company. A fee of 2% of the gross purchase price or gross sale price in addition to certain reimbursable expenses will be payable for these services.

Subsequent to March 31, 2004, the Company entered into an advisory agreement with Apple Six Advisors, Inc. (“ASA”) to provide management of the Company and its assets. An annual fee ranging from .1% to .25% of total equity proceeds received by the Company in addition to certain reimbursable expenses will be payable for these services.

ASRG and ASA are 100% owned by Glade M. Knight, Chairman and President of the Company.

Note 5

Series B Convertible Preferred Stock

The Company has issued 240,000 Series B convertible preferred shares to Glade M. Knight, chairman, chief executive officer and president of the Company, in exchange for the payment by him of $0.10 per Series B convertible preferred share, or an aggregate of $24,000. The Series B convertible preferred shares are convertible into common shares pursuant to the formula and on the terms and conditions set forth below.

There are no dividends payable on the Series B convertible preferred shares. Holders of more than two-thirds of the Series B convertible preferred shares must approve any proposed amendment to the articles of incorporation that would adversely affect the Series B convertible preferred shares.

Upon the Company’s liquidation, the holder of the Series B convertible preferred shares is entitled to a priority liquidation payment before any distribution of liquidation proceeds to the holders of the common shares. However, the priority liquidation payment of the holder of the Series B convertible preferred shares is junior to the holders of the Series A preferred shares distribution rights. The holder of a Series B convertible preferred share is entitled to a liquidation payment of $11 per number of common shares each Series B convertible preferred share would be convertible into according to the formula described below. In the event that the liquidation of the Company’s assets results in proceeds that exceed the distribution rights of the Series A preferred shares and the Series B convertible preferred shares, the remaining proceeds will be distributed between the common shares and the Series B convertible preferred shares, on an as converted basis.

Each holder of outstanding Series B convertible preferred shares shall have the right to convert any of such shares into Common Shares of the Company upon and for 180 days following the occurrence of any of the following events:

(1) substantially all of the Company’s assets, stock or business is sold or transferred through exchange, merger, consolidation, lease, share exchange, sale or otherwise, other than a sale of assets in liquidation, dissolution or winding up of the Company;

(2) the termination or expiration without renewal of the advisory agreement, or if the Company ceases to use Apple Six Realty to provide property acquisition and disposition services; or

(3) the Company’s common shares are listed on any securities exchange or quotation system or in any established market.

Upon the occurrence of any conversion event, each Series B convertible preferred share may be converted into a number of common shares based upon the gross proceeds raised through the date of conversion in the $1 billion offering made by this prospectus according to the following table:

Gross Proceeds Raised from Sales of Units through Date of Conversion	Number of Common Shares Through Conversion of One Series B Convertible Preferred Share
$ 50 million	0.92321
$100 million	1.83239
$150 million	3.19885
$200 million	4.83721
$250 million	6.11068
$300 million	7.29150
$350 million	8.49719
$400 million	9.70287
$450 million	10.90855
$500 million	12.11423
$550 million	13.31991
$600 million	14.52559
$650 million	15.73128
$700 million	16.93696
$750 million	18.14264
$800 million	19.34832
$850 million	20.55400
$900 million	21.75968
$950 million	22.96537
$ 1 billion	24.17104

In the event that after raising gross proceeds of $1 billion, the Company raises additional gross proceeds in a subsequent public offering, each Series B convertible preferred share may be converted into an additional number of common shares based on the additional gross proceeds raised through the date of conversion in a subsequent public offering according to the following formula: (X/50 million) x 1.20568, where X is the additional gross proceeds rounded down to the nearest 50 million.

No additional consideration is due upon the conversion of the Series B convertible preferred shares. The conversion into common shares of the Series B convertible preferred shares will result in dilution of the shareholders’ interests.

Compensation expense related to issuance of 240,000 Series B convertible preferred shares to Mr. Knight will be recognized at such time when the number of common shares to be issued for conversion of the Series B shares can be reasonably estimated and the event triggering the conversion of the Series B shares to common shares is probable. The expense will be measured as the difference between the fair value of the common stock for which the Series B shares can be converted and the amounts paid for the Series B shares. Although the fair market value cannot be determined at this time, compensation expense if the maximum offering is achieved could range from $0 to in excess of $63 million (assumes $11 per unit fair market value).

Note 6

Subsequent Event

As of April 29, 2004, the Company had sold the minimum offering of 4,761,905 Units at $10.50 per Unit and raised gross proceeds of $50 million. Proceeds net of commissions and marketing expenses were $45 million. On April 29, 2004, the Company filed with the Securities and Exchange Commission its Post-Effective No. 1 to its Form S-11 Registration Statement. The Company is continuing its “best-efforts” offering of Units at $11.00 per Unit.